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                                                     191 Peachtree Street
                                                     Atlanta, Georgia 30303-1763
                                                     www.kslaw.com


                                                     Alan J. Prince
                                                     Direct Dial: 404/572-3595
                                                     Direct Fax: 404/572-5147
                                                     aprince@kslaw.com


October 21, 2004


Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


         Re: Great Wolf Resorts, Inc. - Amendment No. 1 to Registration Statement on Form S-1 filed September 23, 2004 (File No. 333-118148) (the "Registration Statement")


Dear Ms. Garnett:

         This letter sets forth the responses of Great Wolf Resorts, Inc. (the "Company") to the comments of the staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced Registration Statement. The Staff's comments were provided to the Company in a letter dated October 18, 2004. The Company has filed Amendment No. 2 to the Registration Statement ("Amendment No. 2"), three marked copies of which are included with this letter.

General

1. Comment: We have received your application for confidential treatment for portions of Exhibit 10.4 and will respond to your request in a separate letter.

         Response: The Company notes the Staff's comment.

2. Comment: We note your response to prior comment 1 and the additional supplemental response letter dated October 18, 2004. It does not appear that execution of a power of attorney, which allows another individual to negotiate on behalf of the participants, would result in a "completed" transaction for purposes of Rule 152. Please provide a further discussion of why you believe the formation transactions were completed prior to filing the registration statement, or provide an additional analysis of why the formation transactions should not be integrated with the IPO. Please tells us whether the Agreement and Plan of Merger for each of the formation transactions has been executed


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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 2

         and, if so, provide the dates that each agreement was signed by both parties. Also, please tell us whether the consideration for each of the formation transactions has been determined, as well as when and how that information was or will be communicated to the participants.

         Response: As discussed yesterday with the Staff, we are providing additional facts and further support for our analysis reflected in our letters dated September 23, 2004 and October 18, 2004. First, we would like to summarize several key facts:

                - each investor receiving stock in the Formation Transactions has made an irrevocable investment decision;

                - pursuant to the Irrevocable Consent, investors approved the transaction as described in the Private Placement Memorandum (the "Memorandum") and made an investment decision to receive stock, cash or a combination thereof;

                - to the extent an investor elected stock, the number of
                  shares to be received by each investor was fixed at the time of the investment decision, which occurred prior to filing the Registration Statement;

                - the number of shares to be received by each investor in the mergers will not change under any circumstances;

                - no one has the authority to renegotiate the terms of the transaction pursuant to the Power of Attorney, Proxy or otherwise;

                - the mergers (the corporate mechanism to consummate the
                  transactions) once completed cannot be unwound and therefore will occur simultaneously with the closing of the initial public offering of the Company (the "Offering");

                - the Merger Agreements were provided to, and approved by, the requisite holders in accordance with the applicable organizational documents and state law prior to filing the Registration Statement;

                - investors have no discretion to change their investment
                  decision; and

                - there are no conditions within the control of, or at the discretion of, any investor.

                  We would like to more specifically address the relevant documentation previously provided to the Staff - the Irrevocable Consent and related Election Form, the Memorandum Supplement, the Power of Attorney, the Irrevocable Proxy and the Merger Agreements.


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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 3

         Irrevocable Consent

                  Each investor receiving stock in the mergers timely executed and delivered to the Company an Irrevocable Consent. Pursuant to the consent, such investors consented to and approved the transactions as described in the Memorandum and the accompanying materials, including the mergers. The consent and approval may not be withdrawn or revoked. Similarly, each investor receiving stock pursuant to the Irrevocable Consent and accompanying Election Form elected to receive a specified number of shares of stock - a fixed amount not subject to change.

         Memorandum Supplement

                  The Company has supplementally provided to the Staff, under separate cover, a Cash/Stock Election Form and Memorandum Supplement (the "Memorandum Supplement"). A Memorandum Supplement relating to each of the 14 entities subject to the mergers was distributed to each investor holding interests or shares in that entity on or about July 26, 2004, as part of the same distribution with the Irrevocable Consent and the Memorandum.

                  These Memorandum Supplements, each of which is similar in form to the Memorandum Supplement provided to the Staff, set forth detailed calculations concerning the consideration that will be paid to each investor. For example, in the Memorandum Supplement provided to the Staff, if an investor held 10 Class A units and elected to receive 100% stock, such investor would be entitled to receive 151,465 shares of Common Stock (10 x 15,146.5 = 151,465). (See page 5 of the Memorandum Supplement provided to the Staff). Further, there is very specific disclosure in the Memorandum that the number of shares is fixed and will not be increased or decreased under any circumstances following the investment decision. (See "Risks and Conflicts of Interest - Risks Associated with the Transaction" on page 17). The investors were informed of the exact amount of consideration they will receive upon the closing of the Formation Transactions in advance of making an investment decision. At no point subsequent to the distribution of the Memorandum Supplements (including after the filing of the Registration Statement) may the consideration payable to investors in any of the 14 entities be altered or renegotiated.

         Power of Attorney

                  Pursuant to the Power of Attorney, investors appointed attorneys-in-fact to take certain actions to implement the transaction or approvals. The attorneys-in-fact are only authorized to take actions to carry out the transaction. The attorneys-in-fact do not have the authority to renegotiate the terms of the transaction, including the consideration to be received by an investor. As a corporate matter, the attorneys-in-fact can execute documents to consummate the transaction in a method other than the mergers (e.g., an


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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 4

         asset transaction). The attorneys-in-fact are only authorized to modify the mechanical corporate structure of the acquisition, not the material terms of the transaction itself. Notwithstanding the Power of Attorney, we currently do not expect any additional documents to be executed by the attorneys-in-fact or the transaction structure to change.

         Irrevocable Proxy

                  Pursuant to the Irrevocable Proxy, investors provided a proxy to approve any alternative method to consummate the transaction other than mergers, for example an asset transaction. The proxy only speaks to alternative methods to actually implement the transaction. The material terms of the transaction from an investor's perspective, including the consideration to each investor, cannot be changed. Consistent with the Power of Attorney, holders of the proxy do not have the authority to renegotiate the material terms of the transaction.

         Merger Agreement

                  The form Merger Agreements were provided to, and approved by, investors as part of the investment decision made prior to the filing of the Registration Statement. As is the case in a typical merger, the investors are not an actual party to the Merger Agreements. The Merger Agreements for each merger have been fully approved and will be executed and filed in connection with the simultaneous closing of the transaction. The investors have no further discretion or decision to make with respect to the Merger Agreements. All necessary action on the part of the investors took place on or prior to August 11, 2004. All that remains are the corporate mechanics to consummate the mergers.

                  In response to the final portion of the Staff's comment and as discussed with the Staff yesterday, the fixed consideration to be received by each investor was communicated to each investor as part of the solicitation process that concluded on August 11, 2004 prior to filing the Registration Statement. At the time of making the investment decision, each investor knew the exact consideration, which is fixed and under no circumstances is subject to further renegotiation, change or modification.

         Conclusion

                  For the reasons set forth above and in our previous letters to the Staff, the private placement of Common Stock was "completed," for purposes of Rule 152 under the Securities Act of 1933, prior to the filing of the Registration Statement on August 12, 2004.


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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 5

3. Comment: Supplementally, please describe all of the conditions to closing the formation transactions. Also, please provide a copy of the private placement memorandum referenced in the first paragraph of the Irrevocable Consent.

         Response: The conditions to the closing of the private placement to investors in the mergers are detailed under the heading "Description of the Transaction - Conditions to Completion of the Transaction" on page 24 of the Memorandum. As indicated, there are three conditions to the closing of the Formation Transactions. These conditions are: (1) the completion of the Offering on or before March 31, 2005; (2) the receipt of all required third-party consents in connection with the Formation Transactions and the Offering; and (3) the obtaining of all required approvals of the Formation Transactions and the Offering. None of these conditions were, and none currently are, within the control or discretion of the investors.

4. Comment: Supplementally, please describe all conditions to the closing of the put exercise by the TIC holders. Also, we note that paragraph 2 of the subscription agreement refers to consideration "specified herein," however, we were unable to locate any other references to consideration under that agreement. Supplementally, please tell us how and when the amount of consideration will be fixed and how that information will be communicated to the TIC holders.

         Response: Other than the consummation of the Offering prior to March 31, 2005, there are no conditions to the closing of the issuance of shares of Common Stock to the tenant-in-common ("TIC") holders. At the time that each holder executed the Notice of Exercise and Subscription Agreement (each, a "Subscription Agreement"), such holders were, and currently are, irrevocably committed to the receipt of Common Stock upon the closing of the Offering. There are no closing conditions within the control or discretion of the holders.

                  The basis for determining the number of shares of Common Stock to be issued to each TIC holder was fixed prior to the execution of the applicable Subscription Agreement. In our correspondence of October 18, 2004, we inadvertently provided an earlier draft of the Subscription Agreement. We have supplementally provided the actual agreement for each of the TIC holders as Exhibit A to this letter, which is what we described to the Staff yesterday. The agreement provides a fixed basis for determining the actual number of shares to be received (see the first whereas clause of the Subscription Agreements). As previously discussed, these Subscription Agreements were executed on August 6 and August 11, 2004 by Ragatz and Neviaser, respectively. Pursuant to the Subscription Agreement, the fixed number of shares is subject to reduction based on rent subsequently paid to the TIC holder. Therefore, the basis for determining the specific number of shares is fixed and not within the control of the investors. The fixed consideration was communicated to each of the TIC holders in connection with


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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 6

         condominiums negotiations of the Subscription Agreement and is actually reflected in the Subscription Agreement, which was executed prior to the filing of the Registration Statement.

5. Comment: We note your response to prior comment 2 regarding application of the roll-up rules to this registration statement. We may have further comments on the roll-up rules after we receive your additional analysis on integration of the formation transactions with the IPO.

         Response: The Company notes the Staff's comment.

6. Comment: In response to prior comment 7, you state that the condominiums are not sold with an emphasis on economic benefits, with rental pool arrangements or with company required use limitations. However, we note that you amended the Development Agreement on June 25, 2004, to no longer require individual owners of condominium units to make their units available for sale. Further on page 2 of the Amended Development Agreement, you amend and restate the Original Agreement to remove all references to a "Rental Pool." Please provide a detailed analysis of why prior to June 25, 2004, the offers and sales of these condominiums did not constitute offers and sales of securities under the federal securities laws.

         Response: In response to the Staff's comment, the Company has advised us of the following: On July 30, 2003, Great Lakes and certain of its affiliates entered into a Development Agreement (the "Development Agreement") with the City of Sheboygan (the "City") and the Redevelopment Authority of the City of Sheboygan (the "Redevelopment Authority") for the development of a family entertainment resort featuring an indoor waterpark and an adjacent condominium project. During the Fall of 2003, Blue Harbor Resort Condominium LLC, an affiliate of Great Lakes ("Condo LLC"), began marketing the condominiums (the "Original Offer"). By the Spring of 2004, Condo LLC had received a number of executed Offers to Purchase and had collected earnest money from potential purchasers that was held in escrow.

                  During the process of preparing for the formation transactions, Great Lakes, together with counsel, reviewed the operations of Condo LLC and the terms of the Development Agreement and other documents governing the condominiums, including marketing materials used by Condo LLC (together, the "Original Condo Documents"). Based upon this review, Great Lakes determined that the terms of the Original Offer and the Original Condo Documents may have constituted offers of securities according to the Staff's guidance in Release No. 33-5347 and positions taken by the Staff in relevant no action letters. At that time, Condo LLC suspended its marketing efforts.

                  Great Lakes and Condo LLC began negotiating with the City and the Redevelopment Authority to revise as quickly as practicable the relevant Original Condo Documents to remove or amend terms of those documents that appeared to create issues

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 7

         under the federal securities laws. The Development Agreement contained provisions that placed certain restrictions, fees and obligations on condominium owners that appeared inconsistent with the guidance set forth in Release No. 33-5347 concerning material occupancy restrictions and mandatory rental of condominium units. Some of the marketing materials used by Condo LLC could also have been interpreted to have placed an emphasis on the potential economic benefits of purchasing and renting the condominiums. In addition, the Development Agreement included a defined term "Rental Pool." However, this term was used to refer to the group of units made available for rental in a rotational system and the agreement did not contemplate any sharing of rental income among unit owners. Thus, the Original Offer did not include a rental pooling arrangement as contemplated by Release No. 33-5347.

                  Once approval of the revisions to the Development Agreement was obtained from the City and the Redevelopment Authority, Condo LLC notified each potential purchaser who had delivered an executed Offer to Purchase along with earnest money of the potential securities laws violation. Concurrently with this notice, Condo LLC terminated each potential purchaser's Offer to Purchase and returned any deposited earnest money, along with statutory interest. Condo LLC also sent to each potential purchaser a settlement and release agreement, attached hereto as Exhibit B (the "Release"), that released Condo LLC and Great Lakes and its affiliates from any and all claims related to the Original Offer. No sales of the condominium units were consummated based upon the Original Offer or Original Condo Documents.

                  In connection with termination of the Original Offer, Condo LLC sent to each potential purchaser a revised set of documents, including revised marketing materials with no emphasis on potential economic benefits (together, the "Revised Condo Documents"). The Revised Condo Documents did not contain the provisions found in the Original Condo Documents that caused concern with respect to the Staff's interpretive guidance and no action letter positions. For example, the Revised Condo Documents did not contain any occupancy restrictions (other than those required under the municipal building code), requirements to rent out a unit or to use an affiliate of Great Lakes as rental manager, or opt-out fees for owners who chose not to rent their condominiums. Further, there was no misleadng reference to, or use of, a rental pool arrangement. Condo LLC also revised its condominium sales process by separating the sales and rental functions and personnel.

         Condo LLC offered the potential purchasers from the Original Offer the opportunity to purchase condominiums based upon the Revised Condo Documents. These potential purchasers, who had previously had their earnest money, including interest, returned to them, were provided the opportunity to participate in the new offer, but were not required to do so. In order to participate in the new offer, potential purchasers were required to execute a Release and to submit a new Offer to Purchase with new earnest money. Because the new offer did not have the characteristics of a security set forth in Release No. 33-5347, the


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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 8

         offered pursuant to the Revised Condo Documents should not be considered securities pursuant to the guidance set forth in Release No. 33-5347. The sales of the condominiums pursuant to the new offer and Revised Condo Documents were consummated shortly after the condominiums were completed in July and August of 2004.

                  The Company has considered whether the Original Offer amounts to a contingent liability that should be reflected in its financial statements and has determined that it does not have a material contingent liability arising out of the Original Offer for the following reasons, among others:

         - No sales of condominiums were made, or will be made in the future, pursuant to the Original Offer or Original Condo Documents and each of the Original Offers pursuant to the original Offer to Purchase have been terminated.

         - Any earnest money paid to Condo LLC was returned with interest.

         - Each potential purchaser from the Original Offer chose to execute a Release and a new Offer to Purchase.

         - The condominiums sold pursuant to the new Offer to Purchase were not securities.

         - In order to further insulate the Company and its future stockholders from potential liability, however remote, Great Lakes distributed the interests it held in Condo LLC to its principal shareholders on June 25, 2004. As a result, neither Great Lakes nor the Company currently holds any interest, direct or indirect, in Condo LLC or the condominiums.

         - The principal shareholders have entered into an indemnification agreement, which has been filed as an exhibit to the Registration Statement, with the Company providing for indemnification from liabilities arising from, among other things, offers and sales of the condominiums.

         - If the Company were required to repurchase a condominium, it would own an asset with real value.

                  In addition, the Company respectfully submits to the Staff that any remote liability it may face related to the Original Offer has been adequately addressed in the risk factor entitled "Regulation of the marketing and sale of condominiums could adversely affect our business" contained in the Registration Statement. That risk factor discusses the potential risks associated with Great Lakes' development of condominium units, including liabilities, contingencies and potential rescission rights.


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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 9

         Wisconsin Dells

                  To date, Great Lakes has only engaged in pre-selling efforts related to its proposed condominium expansion in Wisconsin Dells, Wisconsin. Great Lakes has not drafted or distributed any Offers to Purchase or any other relevant documents in connection with the proposed Wisconsin Dells condominiums, other than indications of interest with refundable deposits. The development of condominiums in Wisconsin Dells is not governed by any development agreement similar to that in Sheboygan and the marketing materials used in these pre-selling efforts do not contain provisions that would support the conclusion that the offer of these condominium units should be considered to be an offer of securities under Release No. 33-5347 or federal securities laws.

7. Comment: Supplementally, please provide us with copies of sales literature, marketing materials and a form of agreement used to sell condominiums to private investors at the Wisconsin Dells and Sheboygan resort locations. If practicable, in your supplemental submission include sales, marketing or subscription materials distributed prior to June 25, 2004.

         Response: The requested materials were provided supplementally to the Staff with a letter from Todd W. Latz, dated October 19, 2004.

Summary

8. Comment: We note your response and reissue prior comment 8 from our last letter. The Summary section continues to be lengthy and does not provide investors with a clear, concise and coherent "snapshot" description of the most significant aspects of the offering. Specifically, please revise pages 3-4 of the summary to reduce your Competitive Strengths and Business and Growth Strategies sections to bullet pointed disclosure with one sentence per bullet. Alternatively, delete these sections from the summary. Refer to the Instruction to
         Item 503(a) of Regulation S-K.

         Response: The Company has revised the Summary section of the Registration Statement in response to the Staff's comment.

Our Structure, page 9

9. Comment: We note and appreciate your response to prior comments 10 and 20 by including document no. 5 in your supplemental materials. For purposes of clarity regarding the nature of this transaction and actual ownership stakes held by the Great Lakes Co. versus the seven shareholders of Great Lakes Co., please include a diagram depicting the structure of the Great Lakes Companies as predecessor prior to the formation transaction.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 10

         Response: As discussed with the Staff yesterday, the Company has revised the Summary section and the body of the Registration Statement to provide additional detail with respect to the Great Lakes shareholders' interests in the Predecessor and the Company in response to the Staff's comment.

Benefits to Related Parties, page 8

10. Comment: In connection with your response to prior comment 25 from our letter, please revise your disclosure to identify the 7 shareholders and their current roles as officers and directors.

         Response: The Company has revised the "Benefits to Related Parties" section of the Registration Statement in response to the Staff's comment.

Summary Financial and Other Data, page 11

11. Comment: Reference is made to comment 28. The adjustments to your non-GAAP measure to derive Adjusted EBITDA have occurred within the past two years and most recent interim period. It is not clear how you have complied with Item 10(e) of Regulation S-K that prohibits adjusting a non-GAAP financial performance measure to smooth earnings. Further it is not evident that a material term of the new credit agreement will be a significant covenant regarding Adjusted EBITDA. See related comment below. Please revise to comply with Item 10(e) of Regulation S-K.

         Response: The Company has revised the Registration Statement to remove references to Adjusted EBITDA in the "Summary Financial and Other Data," "Selected Financial Data," and "Management's Discussion and Analysis - Non-GAAP Financial Measures" in response to the Staff's comment. In addition, the Company has revised the footnotes to the "Summary Financial and Other Data" and the "Liquidity" section of the Registration Statement to identify covenants expected to be contained in the Company's credit agreement that relate to an adjusted EBITDA financial measure.

Allocation of Consideration in the Formation Transactions, page 30

12. Comment: Regarding your response to prior comment 39 from our last letter, we continue to believe that identifying Houlihan, Lokey, Howard & Zukin as the financial advisor would assist investors in assessing the quality of the fairness opinion you received in connection with the formation transactions. Please revise to identify the firm, as previously requested.

         Response: As discussed with the Staff yesterday, the Company does not believe that disclosure of the name of the financial advisor is relevant or material to investors in the

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 11

         Offering. In addition, disclosure of the financial advisor's name in the Registration Statement will trigger payment of a significant fee to the financial advisor from the Company - which in effect will be born by investors as a use of proceeds. We understand from our discussions with you that the Staff is reconsidering this comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Net income (loss), page 50

13. Comment: In connection with your supplemental response to prior comment 49, please revise your disclosure to briefly discuss the background information about the prior issuance of the mandatory redeemable ownership the first time you discuss these interests in the MD&A section.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Liquidity and Capital Resources, page 55

14. Comment: We note your disclosure of Adjusted EBITDA and your basis for using it to monitor compliance with financial covenants contained in your credit agreements. Please provide the following additional disclosures:

         - the materiality of the credit agreement(s) and the covenant(s);

         -        the amount or limit required for compliance with the covenant;
                  and

         - the actual or reasonably likely effects of compliance or non-compliance with the covenant on Great Wolf's financial condition and liquidity.

         Refer to Question 10 of the Staff's June 13, 2003 Release-Frequently Asked Questions Regarding the Use of Non-GAAP Measures.

         Response: The Company has revised the Registration Statement to remove references to Adjusted EBITDA in the "Summary Financial and Other Data," "Selected Financial Data," and "Management's Discussion and Analysis - Non-GAAP Financial Measures" in response to the Staff's comment. In addition, the Company has revised the footnotes to the "Summary Financial and Other Data" and the "Liquidity" section of the Registration Statement to identify covenants expected to be contained in the Company's credit agreement that relate to an adjusted EBITDA financial measure.

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 12

Business

Great Wolf Lodge of Niagara Falls, Ontario, page 73

15. Comment: We reissue prior comment 59 from our last letter requesting that you revise your disclosure to include the material terms of the Niagara Falls, Ontario management and license agreement. Specifically, revise to describe any material fees other than the monthly license fee. Further, please confirm that the only material obligations Ripley must fulfill are its payment obligations and maintaining the Great Wolf operating standards.

         Response: The Company has revised the Registration Statement in response to the Staff's comment. The management agreement is currently being negotiated and the final terms are not yet available. We do not expect the management agreement to be finalized prior to closing of the Offering.

Underwriting, page 104

16. Comment: We note your response to prior comment 71 from our last letter. In your next amendment, please file your Underwriting Agreement. Alternatively, please provide us with a supplemental list of all "other conditions contained in the underwriting agreement" that could release the underwriters from their obligations to purchase the shares in the offering.

         Response: The underwriting agreement (the "UA") is currently being negotiated by the parties thereto and accordingly, is not filed as an exhibit to Amendment No. 2. However, we supplementally advise you that the conditions to the obligations of the underwriters are as follows:

         - the accuracy of the representations and warranties on the part of the Company and Great Lakes contained in the UA;

         - the accuracy of the statements of the Company and Great Lakes made in any certificates pursuant to the provisions of the UA;

         - the (i) Registration Statement has become effective, (ii) Prospectus is filed in the manner and within the time period required by Rule 424(b), and (iii) no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company, shall be threatened or contemplated by the Securities and Exchange Commission;

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 13

         - receipt of customary legal opinions, officers' certificates and auditors' comfort letters, and such other information, certificates, opinions and documents as may be reasonably requested;

         -        customary market outs;

         - the Company shall have executed a $75.0 million senior secured revolving credit facility;

         - receipt of lock-up letters from each executive officer and director (both current and proposed) of the Company;

         - the Company's common stock shall have been approved for listing on NASDAQ;

         - receipt from Company counsel of a blue sky memorandum relating solely to the offering and issuance of common stock in the Formation Transactions;

         -        receipt of a "no-objection" letter from the NASD; and

         - completion of all Formation Transactions as described in the Registration Statement.

         As noted above, the underwriting agreement is currently being negotiated and these conditions may change. However, the parties to the underwriting agreement do not currently expect any further conditions to be added.

17. Comment: Regarding your response to prior comments 72 and 73, revise to state whether the shares will be subject to lock-up agreements describing these agreement. The directed share materials refer to a lock-up agreement and you provide potential lock-up disclosure in your response, but it appears you are unsure whether there will be a lock-up.

         Response: All participants in the directed share program will be required to execute a lock-up agreement providing for a 25-day lock-up period. The Company has revised the Registration Statement in response to the Staff's comment.

Great Wolf Resorts, Inc. - Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-4

18. Comment: We note your response to our previous comment 79, however, the relationship between the Great Lakes Companies and Great Wolf Resorts is still not clear. You state that the Great Lakes Companies is expected to have the largest single portion

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 14

         of the voting rights in Great Wolf Resorts, yet the diagram on page 9 depicting the ownership structure upon completion of the offering and formation transaction does not indicate any ownership by the Great Lakes Companies. Please advise.

         Response: The Company has advised us that following the Formation Transactions, no former shareholder of a single legal entity will hold more than 50% of the outstanding shares of the Company. Through their exchanges of The Great Lakes Companies, Inc. ("GLC") shares for shares of the Company, the seven shareholders of GLC as a group will hold approximately 25% of the Company's shares, excluding the issuance of additional shares in the Offering. This represents the largest minority portion of any organized group of shareholder interests of the voting rights in the Company. Accordingly, as prescribed by SFAS 141, the Company has considered GLC to be the accounting acquiror for the purpose of applying purchase accounting to the Formation Transactions. The Company has recorded the purchase accounting transaction to show GLC's "purchase" of each of the seven resorts.

19. Comment: Please expand to show the purchase price consideration for each entity including the form of the consideration and the amount of that consideration. Provide similar disclosure in the body of the prospectus.

         Response: The Company has revised the Notes to the Unaudited Pro forma Condensed Consolidated Balance Sheet in response to the Staff's comment. The Company believes disclosure of the GAAP-driven purchase price consideration in the body of the prospectus would be potentially confusing and misleading to investors without the context of the full discussion of the application of purchase accounting (including other related transactions) that appears in the Notes to the Pro Forma Condensed Consolidated Balance Sheet.

Notes to the Consolidated Financial Statements - Great Wolf Predecessor

Commitments and Contingencies, page F-28

20. Comment: We note your response to comment 84. With respect to the 10-year ground lease on the Kansas City, Kansas ------- property, please disclose the following information:

         - a more detailed discussion of the business reasons for the transaction, including a more specific discussion of the future sales tax benefits;

         -        the definitive terms of both the ground lease agreement (e.g.
                  payment amounts and dates) and the industrial revenue bonds (e.g. interest rate, payment dates, maturity date);

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
Page 15

         - whether the right to offset is enforceable by law (for example, if the registrant fails to make lease payments under the ground lease, is the local government agency still obligation to pay interest on the revenue bonds); and

         - the impact on the financial statements indicating the items not reflected in the financial statements, as well as the original entry you recorded upon issuance of the revenue bonds.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

         If you have any questions or require any further information concerning the Registration Statement, please call the undersigned at (404) 572-3595 or Todd W. Latz at (404) 572-2813.


                                    Very truly yours,



                                    /s/ Alan J. Prince
                                    -----------------------------
                                    Alan J. Prince


cc:      James A. Calder (Great Wolf Resorts, Inc.)
         J. Michael Schroeder (Great Wolf Resorts, Inc.)
         James L. Mather (Rubin, Brown, Gornstein & Co. LLP)
         Joan Phillips (Deloitte & Touche LLP)
         David C. Wright (Hunton & Williams LLP)
         Andrew A. Gerber (Hunton & Williams LLP)
         Todd W. Latz (King & Spalding LLP)